Exhibit 99.1

Guardforce AI to Present at Microcap Rodeo’s Windy City Roundup Conference on October 13th

NEW YORK, NY / October 6, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security solutions provider, today announced that it has been invited to present at the Microcap Rodeo’s Windy City Roundup 2022 Conference, which is being held on October 12th - 13th, 2022 in Chicago, Illinois.

Brian Ma, Chief Financial Officer of Guardforce AI is scheduled to present on Thursday, October 13th at 10:00 a.m. Central Time/11:00 a.m. Eastern Time. The presentation will be webcast live and available for replay at https://www.webcaster4.com/Webcast/Page/2924/46727. Management will also be available for one-on-one meetings with qualified investors throughout the conference.

To receive additional information, request an invitation, or to schedule a one-on-one meeting, please email angie.wright@issuerdirect.com.

Investors can register for the conference here.

About the MicroCap Rodeo Conferences

The second-annual, live in-person MicroCap Rodeo is back. Join us as we go on the road and participate in the Windy City Roundup 2022 in Chicago, Illinois. Over two days in October, investors can harness top stocks for their portfolios. They’ll meet with executive management teams from approximately 60-plus microcap companies across a wide variety of industries and gain an understanding into the key value drivers and potential trends for 2023. Complementing the interactive, in-depth 25-minute one-on-one meeting format will be four tracks of company presentations.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com